Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PARADIGM HOLDINGS, INC.

1. Pursuant to the provisions of Sections 78.385, 78.390 and 78.403 of the Nevada Revised Statues, the undersigned corporation adopts the following Amended and Restated Articles of Incorporation as of this date:

ARTICLE I

NAME

The name of this Corporation shall be: Paradigm Holdings, Inc.

ARTICLE II

REGISTERED AGENT

The name of this Corporation’s resident agent for Service of Process: CSC Services of Nevada, Inc.

ARTICLE III

AUTHORIZED STOCK

The total number of shares of capital stock which the Company shall have authority to issue is 1,000 shares of common stock, $0.01 par value per share (“Common Stock”).

ARTICLE IV

PURPOSE

The purpose for which said Corporation is formed and the nature of the objects proposed to be transacted and carried on by it is to engage in any and all lawful activity, as provided by the laws of the State of Nevada.

ARTICLE V

BOARD OF DIRECTORS

The names and addresses of the board of directors of the Corporation are as follows:

J.P. London

1101 N Glebe Road

Arlington, VA 22201

Warren R. Phillips

2850 Daisy Road

Woodbine, MD 21797

ARTICLE VI

INDEMNIFICATION OF OFFICERS AND DIRECTORS

AND LIMITATION ON LIABILITY

To the fullest extent permitted by the laws of Nevada as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this ARTICLE VI, nor the adoption of any provision of this Corporation’s Articles of Incorporation inconsistent with this ARTICLE VI, shall eliminate or reduce the effect of this ARTICLE VI, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

* * * * *

2. The foregoing Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors of the Corporation.

3. The foregoing Amended and Restated Articles of Incorporation have been duly approved by the required vote of stockholders in accordance with Sections 78.385, 78.390 and 78.403 of the Nevada Revised Statutes. The total number of outstanding shares of Common Stock of the Corporation is 100, of which 100 have voted in favor of the Amended and Restated Articles of Incorporation. The number of shares voting in favor of the Amended and Restated Articles of Incorporation equaled or exceeded the vote required. The percentage vote required under the law and the Articles of Incorporation in effect at the time of this filing was more than 50% of the outstanding Common Stock.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 1st day of September, 2011.

/s/ Arnold D. Morse
Arnold D. Morse
Senior Vice President, Chief Legal Officer And Secretary